UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Tino Hans Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1211
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tino Hans Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,162,129 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,162,129 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,162,129 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (as defined in Amendment No. 8).

SCHEDULE 13D

CUSIP No: 92407M206		Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tino Hans Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,162,129 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,162,129 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,162,129 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (as defined in Amendment No. 8).

SCHEDULE 13D

Page 4 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, Amendment No. 7 filed on September 5, 2017, and Amendment No. 8 filed on April 19, 2018 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 21, 2018, the Issuer held its 2018 Annual Meeting of Stockholders (the “Annual Meeting”) at which, among other things, Company stockholders were asked to vote, among other things, to ratify the terms and issuance of the Series B Preferred Stock and to approve the issuance of such number of Shares issuable upon full conversion of the Series B Preferred Stock, including Shares issuable pursuant to customary anti-dilution provisions (the “Issuance Proposal”).  The stockholders voted to approve the Issuance Proposal at the Annual Meeting, upon which each Series B Preferred Stock automatically converted into 100 Shares, reflecting a conversion price of $1.00 per Share (the “Automatic Conversion”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, each of Tino Schuler and the Tino Trust may be deemed to beneficially own 4,162,129 Shares, representing approximately 5.5% of the Shares outstanding.  This amount consists of:  (i) 3,797,057 Shares held by the Tino Trust; and (ii) Warrants to acquire 365,072 Shares held by the Tino Trust.

The foregoing percentages of Shares outstanding are based on a Shares outstanding figure that reflects the sum of: (i) the 70,039,338 Shares outstanding as of April 30, 2018, as disclosed in the Issuer’s quarterly report on Form 10-Q, filed on May 14, 2018; (ii) the 5,000,000 Shares issued upon the Automatic Conversion; and (iii) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the 365,072 Shares issuable upon exercise of the Warrants held by the Tino Trust.

As sole trustee of the Tino Trust, Tino Schuler and the Tino Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Tino Trust.

(c) In connection with the Automatic Conversion, the Reporting Persons received 245,900 Shares in exchange for their 2,459 shares of Series B Preferred Stock. No other transactions in the Shares have been effected by the Reporting Persons within the past 60 days.
(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

CUSIP No: 92407M206		Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tino Hans Schuler
/s/ Tino Hans Schuler

Tino Hans Schuler Trust
/s/ Tino Hans Schuler

June 25, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).